                           CHORUM TECHNOLOGIES INC.
                            1303 East Arapaho Road
                            Richardson, Texas 75081


                                March 15, 2001



VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

     Re:  Chorum Technologies Inc.
          Registration Statement on Form S-1 (File No. 333-49010)
          Application for Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Chorum Technologies Inc., a Delaware corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-49010), together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on October 31, 2000. The Registrant also hereby withdraws its request for confidential treatment (the "Confidential Treatment Request") with the understanding that the information for which confidential treatment was requested will not become publicly available. Accordingly, the Registrant hereby requests that all documents and materials submitted with or in connection with the Confidential Treatment Request be returned to it as soon as practicable.

     In light of current market conditions, the Registrant has determined not to proceed at this time with the public offering contemplated by the Registration Statement. The Registrant hereby confirms that no preliminary prospectuses have been distributed, no securities have been sold pursuant to the Registration Statement, and all activity regarding the proposed public offering has been discontinued. The Registrant hereby informs the Staff that it may undertake a subsequent private offering in reliance on the safe harbor set forth in Rule 155(c) promulgated under the Act.

     Accordingly, the Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for future use.

     Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The Registrant's facsimile number is (214) 575-6237. If you have any questions regarding this application for withdrawal, please contact Kirk Lundburg of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, legal counsel to the Registrant, at (512) 732-8400.

                                       Very truly yours,

                                       Chorum Technologies Inc.


                                       By: /s/ Scott C. Grout
                                           -------------------------------------
                                           Scott C. Grout,
                                           President and Chief Executive Officer